UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2019.

Commission File Number 001-36142

Avianca Holdings S.A.

(Translation of registrant’s name into English)

Aquilino de la Guardia Calle No. 8, Panama City,

Republic of Panama

(+507) 205-600

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

AVIANCA HOLDINGS S.A. ANNOUNCES ITS FOURTH QUARTER 2018 EARNINGS

RELEASE AND CONFERENCE CALL

Avianca Holdings S.A. will release fourth quarter 2018 financial results, after market closes, on Thursday, February 21st, 2019. Furthermore, the Company will host conference calls in Spanish and English on Friday, February 22nd, 2019, the call will take place at 8:00 am EST. To register for the call please find the relevant information attached hereunder.

Spanish Conference Call

Event Date:	February 22, 2019
Event Time:	8:00 AM Eastern Standard (8:00 AM Bogota Local Time)
Registration Link:	http://services.incommconferencing.com/DiamondPassRegistration/register?confirmationNumber=13687385&linkSecurityString=3bc279f74
US Toll Free Number:	877-737-7051
International Toll Number:	201-689-8878
Toll Free International Numbers:	United Kingdom: 0 800 756 3371 Colombia: 0 1 800 518 3661 Peru: 511 707 5736	Chile: 123 002 09023 Brazil: 0 800 038 0571
Passcode:	0236849
Unique PIN Number	Please be reminded that you will be prompted to enter a unique PIN Number that will only be sent to your e-mail after you register

English Conference Call

Event Date:	February 22, 2019
Event Time:	8:00 AM Eastern Standard (8:00 AM Bogota Local Time)
Registration Link:	http://services.incommconferencing.com/DiamondPassRegistration/register?confirmationNumber=13687384&linkSecurityString=3bb56c088
US Toll Free Number:	877-737-7051
International Toll Number:	201-689-8878
Toll Free International Numbers:	United Kingdom: 0 800 756 3371 Colombia: 0 1 800 518 3661 Peru: 511 707 5736	Chile: 123 002 09023 Brazil: 0 800 038 0571
Passcode:	8489892
Unique PIN Number	Please be reminded that you will be prompted to enter a unique PIN Number that will only be sent to your e-mail after you register

These calls will be broadcast live on the Internet and may be accessed directly at the following URLs:

English Webcast: https://www.webcaster4.com/Webcast/Page/1323/29307

Spanish Webcast: https://www.webcaster4.com/Webcast/Page/1323/29308

A presentation will accompany the conference call and will be available via the webcast. The presentation will also be available prior to the conference call start time on our website at www.aviancaholdings.com under the Investor Relations section/“Financial Information”/“Financial Results”. A digital recording will be available for replay on February 22nd, 2019 at the same link.

The terms “Avianca Holdings” or “the Company” refer to the consolidated entity. The original source-language text of this announcement is the official, authoritative version, Translations are provided as an accommodation only, and should be cross-referenced with the source-language text, which is the only version of the text intended to have legal effect.

About Avianca Holdings S.A.

Avianca Holdings S.A. (NYSE: AVH) (BVC:PFAVH) comprises the airlines: Aerovías del Continente Americano S.A.—Avianca, Tampa Cargo S.A., incorporated in Colombia, Aerolineas Galapagos S.A.—Aerogal, incorporated in Ecuador, and the TACA Group companies: TACA International Airlines S.A., incorporated in El Salvador, Lineas Aereas Costarricenses S.A.—LACSA, incorporated in Costa Rica, Transamérican Airlines S.A.—TACA Perú, incorporated in Perú, Servicios Aéreos Nacionales S.A.—SANSA, incorporated in Costa Rica, Aerotaxis La Costeña S.A., incorporated in Nicaragua, and Isleña de Inversiones S.A. de C.V.—ISLEÑA, incorporated in Honduras.

Investor Relations Office

+571 587 77 00 – 2474, 1349

ir@avianca.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 11, 2019

AVIANCA HOLDINGS S.A.

By:	/s/ Renato Covelo
	Name:	Renato Covelo
	Title:	Vice President Senior General Counsel